July 24, 1995



FOR FURTHER INFORMATION CONTACT:  Bill Seekamp
                                  (203) 771-2136




 SNET REPORTS SECOND QUARTER NET INCOME UP 5% BEFORE SPECIAL
                            ITEMS


   Southern New England Telecommunications Corporation

(SNET) -- (NYSE: SNG) -- announced today that second quarter net income for 1995 declined 11 percent to $40 million or

$0.62 per share, compared with $45 million or $0.71 per

share for the same period last year.  Second quarter 1995

net income includes the impact of three events:  a ($6)

million after-tax or ($0.10) per share charge resulting from a court ruling on SNET labor practices and other litigation

matters; a ($4) million after-tax or ($0.06) per share

charge for state tax adjustments; and a $2 million after-tax or $0.04 per share gain on the sale of real estate.

Excluding these three events, second quarter net income

would have been up 5 percent to $48 million or $0.74 per

share.

   "This is our sixth consecutive quarter of growth.  Our

strategy is to expand in the high-growth businesses of

wireless, long distance, and multimedia while we continue to control costs," said Daniel J. Miglio, SNET chairman and







chief executive officer.  He added, "That strategy is evident throughout the business, and was reflected at the beginning

of July in our $450 million cellular acquisitions that have

expanded our stake in wireless by 70 percent.  These were

our largest acquisitions ever, in one of the fastest growing segments of the industry."

     Consolidated revenues and sales for the second quarter

were up 6 percent to $453 million.  Southern New England

Telephone revenue, at $374 million, was essentially flat.

SNET's other businesses had a strong second quarter.

Wireless sales surged 44 percent on a continued strong,

rapid increase of 81 percent in the customer base.  In

addition, sales approached $10 million for SNET America, the company's interstate and international long-distance

subsidiary.

     Consolidated operating and maintenance expenses, which

exclude depreciation, were up 12 percent, due primarily to

the charge related to the court ruling on labor practices.

Without that charge, telephone company expenses would have

declined 3 percent.  Operating and maintenance expenses

increased 47 percent in SNET's other businesses to support

growth in wireless, long distance, and multimedia.

   Higher depreciation rates and increased wireline and

wireless network investment resulted in a 3 percent rise in

depreciation and amortization expense.  Interest expense was even with last year.

   SNET is an independent telecommunications company that

offers through its subsidiaries:  network and information-

management services and communications systems; instate,

national, and international long-distance communications

services; directory publishing and advertising services; and

cellular mobile phone and paging services.  SNET is building

I-SNET, Connecticut's broadband, information superhighway to serve all its customers.



                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1995
           (in Millions Except Per Share Amounts)

                                           (Unaudited)
                                        For the 3 Months Ended   Percent
                                             June 30             Change
                                          1995         1994
INCOME STATEMENT
Revenues and Sales                      $ 453.0     $ 427.8         6%
Costs and Expenses:
 Operating and maintenance                265.8       237.5
 Depreciation and amortization             83.6        81.3
 Taxes other than income                   14.3        14.4
   Total Costs and Expenses               363.7       333.2         9%

Operating Income                           89.3        94.6       (6)%

Interest                                   19.0        19.0        -

Income Before Income Taxes                 70.3        75.6       (7)%

Income taxes                               30.2        30.3        -

Net Income                              $  40.1     $  45.3      (11)%

Weighted Average Common Shares
  Outstanding (in thousands)             64,800      64,134         1%

Earnings Per Share                      $  0.62     $  0.71      (13)%

STATISTICS
Access Lines in Service                   2,041       1,984         3%
   (in thousands)
Interstate Minutes of Use                 1,799       1,743         3%
   (in thousands)
                                      (Unaudited)
                                        June 30,    Dec. 31,   Percent
                                         1995         1994     Change
BALANCE SHEET
Common Equity at Period End             $ 999.6     $ 952.9        5%
Book Value Per Common Share
  at Period End                         $ 15.42     $ 14.77        4%

                            SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1995
           (in Millions Except Per Share Amounts)

                                            (Unaudited)
                                        For the 6 Months Ended   Percent
                                             June 30,            Change
                                          1995        1994

INCOME STATEMENT
Revenues and Sales                      $ 896.1     $ 851.0         5%
Costs and Expenses:
 Operating and maintenance                517.4       472.9
 Depreciation and amortization            167.0       162.0
 Taxes other than income                   27.8        28.6
   Total Costs and Expenses               712.2       663.5         7%

Operating Income                          183.9       187.5       (2)%

Interest                                   37.0        38.8       (5)%

Income Before Income Taxes                146.9       148.7       (1)%

Income taxes                               60.1        59.9        -

Net Income                              $  86.8     $  88.8      (2)%

Weighted Average Common Shares
  Outstanding (in thousands)             64,721      64,058        1%

Earnings Per Share                      $  1.34     $  1.39      (4)%

STATISTICS
Access Lines in Service                   2,041       1,984        3%
    (in thousands)
Interstate Minutes of Use                 3,603       3,455        4%
    (in thousands)

                                      (Unaudited)
                                        June 30,   Dec. 31,    Percent
                                          1995       1994      Change
BALANCE SHEET
Common Equity at Period End             $ 999.6     $ 952.9        5%
Book Value Per Common Share
  at Period End                         $ 15.42     $ 14.77        4%